EXHIBIT 12.1

STEEL DYNAMICS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	2014	2013	2012	2011	2010
Interest expense, including amortization of debt issuance costs	$137,263	$127,728	$158,585	$176,977	$170,229
Capitalized interest	2,471	4,592	1,394	1,730	6,968

Fixed charges (a)	139,734	132,320	159,979	178,707	177,197

Income before taxes and before adjustment for noncontrolling interests	164,803	262,830	204,066	424,319	213,459
Amortization of capitalized interest	7,194	6,832	6,778	6,124	5,885
Less capitalized interest	(2,471)	(4,592)	(1,394)	(1,730)	(6,968)

Adjusted earnings (b)	309,260	397,390	369,429	607,420	389,573

Ratio (b) / (a)	2.21x	3.00x	2.31x	3.40x	2.20x

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustment for noncontrolling interests, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.